Exhibit 99.1

Appendix 4E

Preliminary final report for the twelve months to 30 June 2019

Name of entity
MESOBLAST LIMITED ABN 68 109 431 870

1.	Reporting period

Report for the financial year ended	30 June 2019
Previous corresponding period is the financial year ended	30 June 2018

2.	Results for announcement to the market

	Up/down	% change		Amount reported for the year ended 30 June 2019 USD’000
Revenues from ordinary activities (item 2.1)	Down	4%	to	16,722
Loss from ordinary activities after tax attributable to members (item 2.2)	Up*	154%	to	89,799

Net loss for the period attributable to members (item 2.3)	Up*	154%	to	89,799
*increase in loss

There are no dividends being proposed or declared for the period (item 2.4 and 2.5)

Commentary related to the above results
Please refer to ‘Item 5.A Operating results’ within the Form 20-F for the year ended 30 June 2019.

3.	Net tangible assets per security

	30 June 2019	30 June 2018
Net tangible (liability)/asset backing per ordinary security (in USD cents)	(8.71) cents	4.88 cents

A large proportion of the company’s assets are intangible in nature, consisting of intellectual property and goodwill relating to the acquisition of Mesoblast, Inc and culture-expanded Mesenchymal Stem Cells technology. These assets and the associated provision for contingent consideration are excluded from the calculation of net tangible assets per security.  The deferred tax liability has also been excluded from the calculation to the extent it relates to future tax obligations as a result of the intellectual property assets deriving revenue at some point in the future. This deferred tax liability has arisen as a result of the intellectual property being acquired.

4.	Other documents accompanying this Appendix 4E

This Appendix 4E should be read in conjunction with the Mesoblast annual report on the form 20-F, which includes:

-	Item 18 Financial Statements; and
-	Other sections as tabled below.

This preliminary final report and the associated Directors’ Report are found throughout the various sections of the accompanying Mesoblast annual report on the form 20-F.

The following table has been provided to assist readers to locate each section of the Directors’ Report within the accompanying annual report on the form 20-F.

Sections of Directors’ Report	Form 20-F Reference
Principal activities	Item 5.A Operating Results See subheading – “Financial Overview”
Review of operations and activities	Item 4.B Business Overview Item 5.A Operating Results
Business strategies and prospects for future years	Item 4.B Business Overview
Business risks	Item 3.D Risk Factors
Significant changes in the state of affairs	Item 5.A Operating Results See subheading – “Significant changes in the state of affairs”
Matters subsequent to the end of the financial year	Item 8.B Significant Changes
Likely developments and expected results of operations	Item 5.A Operating Results See subheading – “Likely developments and expected results of operations”
Environmental regulations	Item 5.A Operating Results See subheading – “Environmental regulations”
Dividends	Item 4.B Business Overview See subheading – “Dividends”
Information on directors	Item 6.A Directors and Senior Management See subheading – “Board of Directors”
Remuneration report	The Remuneration report starts at Item 6 and ends part way through Item 6.B as indicated
Indemnification of officers	Item 6.B Compensation See subheading – “Indemnification of officers”
Proceedings on behalf of the group	Item 6.B Compensation See subheading – “Proceedings on our behalf”
Non-Audit Services	Item 6.B Compensation See subheading – “Non-audit services”
Auditor’s independence declaration	Exhibits 99.2
Directors’ Resolution	Item 6.B Compensation See subheading – “Directors’ resolution”

5.	Audited Financial Report 2019

This preliminary final report has been based on accounts which have been audited.  The independent auditors report includes the following statement:

We draw attention to Note 1(i) in the financial report, which indicates that the Group incurred net cash outflows from operations during the year ended 30 June 2019 of $57.8 million. As a result, the Group is dependent on raising funds through entering strategic and commercial transactions, equity-based or debt-based financings.  These conditions, along with other matters set forth in Note 1(i), indicate that a material uncertainty exists that may cast significant doubt on the Group’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

A copy of the audited Financial Statements for the year ended 30 June 2019 is included in Item 18 Financial Statements within the Form 20-F.

-     End of Appendix 4E     -